Fund Documents - DHCM Service Provider Agreements

AMENDMENT TO

DIAMOND HILL CAPITAL MANAGEMENT, INC.

SERVICES AGREEMENT

AMENDMENT made as of July 1, 2012, between Diamond Hill Capital Management, Inc. (the “Client”) and Citi Fund Services Ohio, Inc. (“Service Provider”), to that certain Services Agreement, dated August 22, 2011, between the Client and Service Provider (as amended and in effect on the date hereof, the “Agreement”). All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.

WHEREAS, pursuant to the Agreement, Service Provider performs certain services for the Funds;

WHEREAS, Service Provider and the Client wish to enter into this Amendment to the Agreement in order to amend certain fees payable under the Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter contained and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Client and Service Provider hereby agree as follows:

1.	Amendment. Section 1(B) of Schedule 4 of the Agreement shall be deleted in its entirety and replaced with the following:

“B.	Sub-Transfer Agency Fees:

The Client shall pay the following per-account fees, applied per year (payable monthly) to each shareholder account (open or closed) on Service Provider’s transfer agency system:

Per Open NSCC Account (Level 3)	$7.00
Per Open NSCC Account (Level 0, 1, 2 or 4)	$9.00
Per Open-All Other Accounts	$15.00
Per Closed Account	$2.00

For these purposes, the following categories constitute an open account on the Service Provider system in any one month: open account with balance, open account with zero balance, or open account with negative balance and closed account with activity. Closed accounts with no activity in the month are considered a closed account for billing purposes.”

2.	Representations and Warranties.

(a) The Client represents that it has full power and authority to enter into and perform this Amendment and that it has provided this Amendment to the Board.

(b) Service Provider represents that it has full power and authority to enter into and perform this Amendment.

3.	Miscellaneous.

(a) This Amendment supplements and amends the Agreement. The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Agreement or any provisions of the Agreement that directly cover or indirectly bear upon matters covered under this Amendment.

Fund Documents - DHCM Service Provider Agreements

(b) Each reference to the Agreement in the Agreement (as it existed prior to this Amendment) and in every other agreement, contract or instrument to which the parties are bound, shall hereafter be construed as a reference to the Agreement as amended by this Amendment. Except as provided in this Amendment, the provisions of the Agreement remain in full force and effect. No amendment or modification to this Amendment shall be valid unless made in writing and executed by both parties hereto.

(c) Paragraph headings in this Amendment are included for convenience only and are not to be used to construe or interpret this Amendment.

(d) This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed all as of the day and year first above written.

DIAMOND HILL CAPITAL MANAGEMENT, INC.

By:

Name:	James F Laird

Title:	CFO

Date:	September 27, 2012

CITI FUND SERVICES OHIO, INC.

By:

Name:	Bruce Treff

Title:	President

Date:	9-27-12

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